Exhibit 21.1
SUBSIDIARIES OF LOUD TECHNOLOGIES INC.
As of December 31, 2006

State of Incorporation or
Subsidiary	Country in which Organized
LOUD Technologies Canada Inc.	Canada
LOUD Technologies (Europe) Plc.	UK
Mackie Designs Inc.	Washington, U.S.A
SIA Software Company, Inc.	New York, U.S.A.
St. Louis Music, Inc.	Missouri, U.S.A.